

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 3, 2007

Mr. Mike Ulrich
Vice President and Trust Officer
The Bank of New York Trust Company, N.A., Trustee
919 Congress Avenue
Austin, TX 78701

> **Re:** **Mesa Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-07884**

Dear Mr. Ulrich:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Description of Royalty Properties, page 5

1.   We note that you included a reserve report letter for the Hugoton properties that
        was prepared by Paul McDonald of Pioneer Natural Resources under this
        heading, and have not otherwise provided the disclosures required under Item 102
        of Regulation S-K and Industry Guide 2. We also note that you have not reported
        reserve information for the Colorado portion of the San Juan Basin Royalty
        Properties.

        Please revise your disclosure to provide comprehensive tabular and narrative
        disclosure of all of your estimated reserves and related estimates of future cash
        flows, segregated by location, in addition to other pertinent information specified
        within the guidance cited above for all of your properties. While you are required
        to identify any independent consultants that you refer to as having prepared or
        reviewed the reserve estimates you disclose, you are responsible for preparing the
        disclosures that appear in the filing.

        Any supporting reserve reports that you wish to include should be attached as
        exhibits, rather than being included within the text of the report.

Financial Statements and Supplementary Data, page 27

Note 7 – Supplemental Reserve Information (Unaudited), page 30

2.   We note that you did not report information pertaining to proved oil and gas
        reserves attributable to the Colorado portion of the San Juan Basin Royalty
        Properties, due to its relative significance. However, having significant oil and
        gas producing activities, as defined in paragraph 8 of SFAS 69, there is no
        provision for the omission of portions of your proved reserve estimates on this
        basis. This view is further clarified in paragraph 14(a) of the Standard. Unless
        the necessary information is unavailable, whereas the exception explained in
        paragraph 10 of SFAS 69 is satisfied, and you are able to make an affirmative
        disclosure to this effect in your filing, please revise your disclosures to include the
        reserve information for these properties.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief